12800 Tuckahoe Creek Parkway, Richmond, Virginia 23238

August 13, 2010

Mr. H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-3561

Re:          CarMax, Inc.
Form 10-K for Fiscal Year Ended February 28, 2010
Filed April 27, 2010
Definitive Proxy Statement of Schedule 14A
Filed May 3, 2010
File No. 001-31420

Dear Mr. Owings:

The purpose of this letter is to respond to your letter dated July 27, 2010, to Mr. Thomas J. Folliard, President and Chief Executive Officer of CarMax, Inc., regarding the above-referenced filings.  Throughout this letter, “we,” “our,” “us,” “CarMax,” and the “Company” refer to CarMax, Inc. and its wholly owned subsidiaries, unless the context requires otherwise.

For your convenience, we have set forth the original comments from your letter in bold and italicized typeface.  Our responses appear below in normal typeface.

Form 10-K for Fiscal Year Ended February 28, 2010

Risk Factors, page 11

1.  Please delete the language in the last sentence in the first paragraph in which you state that other unknown or immaterial risks may also adversely affect your business, results of operations and financial condition.  All material risks should be described in your disclosure.  If risks are not deemed material, you should not reference them.

In future filings, we will not state that other unknown or immaterial risks may also adversely affect our business, results of operations and financial condition.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
August 13, 2010

Exhibits

Exhibits 10.14, 10.17, and 10.18

1.  We note that Exhibits 10.14, 10.17, and 10.18, the credit agreement dated August 24, 2005 and amendments, were not filed in their entirety.  We also note your statement in the descriptions of these exhibits that “[c]ertain non-material schedules and exhibits have been omitted from the Credit Agreement as filed.  CarMax agrees to furnish supplementally to the Commission upon request a copy of such schedules and exhibits.”  Please refile these complete exhibits, including all of the schedules and exhibits in your next periodic report.  We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

In our next periodic report, we will refile complete exhibits, including all schedules and exhibits, related to our Credit Agreement dated August 24, 2005, and the first and second amendments thereto.

Exhibit 23.1

2.  The auditor’s consent filed with your Form 10-K is not signed.  Please confirm that the auditor’s have signed the consent and that you will include an auditor’s consent with a conformed signature in future filings.

We hereby confirm that our auditor has signed the auditor’s consent filed as Exhibit 23.1 to our Form 10-K.  In future filings, we will include an auditor’s consent with a conformed signature.

Definitive Proxy Statement on Schedule 14A

Risk and Compensation Policies and Practices, page 14

3.  We note your disclosure in response to Item 402(s) of Regulation S-K.  Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

In assessing whether risks arising from CarMax’s compensation policies and practices were reasonably likely to have a material adverse effect on the Company, management reviewed the Company’s compensation policies and practices for all employees, the potential risks presented by those policies and practices, and the factors that mitigate those risks.  As part of its review, management considered the compensation arrangements currently in place for our store associates, store management, regional leadership teams, home office and CarMax Auto Finance associates, and executive officers.  Following this review, management determined that none of CarMax’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

Mr. H. Christopher Owings
United States Securities and Exchange Commission
August 13, 2010

Next, management presented its summary to the Company’s Compensation and Personnel Committee for discussion at the Committee’s April 2010 meeting.  At the April meeting, the Committee and management discussed management’s summary and the risk mitigation tools employed by the Company.  Following this discussion, the Committee concurred with management’s determination that none of CarMax’s compensation policies and practices create risks that are reasonably likely to have a material adverse effect on the Company.

* * * * *

CarMax acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or further comments, please contact the undersigned at (804) 747-0422 x2969.

Very truly yours,

/s/ Keith D. Browning

CarMax, Inc.
Keith D. Browning
Executive Vice President and
Chief Financial Officer

cc:           Thomas J. Folliard,
President and Chief Executive Officer

Eric M. Margolin,
Senior Vice President,
General Counsel and Secretary